NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Renews

Normal Course Issuer Bid For Its Common Shares

December 23, 2009 — CE Franklin Ltd. (NASDAQ: – CFK, TSX: - CFT) announced today that its Board of Directors has authorized the renewal of the Company’s Normal Course Issuer Bid (NCIB).  Under the renewed NCIB, CE Franklin may purchase for cancellation up to 880,000 of its Common Shares without par value ("Common Shares"), being approximately 5% of the total number of Common Shares outstanding as of the date hereof, from time to time in open market or privately negotiated transactions.  The share repurchase will be conducted solely through the facilities of NASDAQ and is subject to prevailing market conditions and other considerations.

CE Franklin purchased 553,710 Common Shares for cancellation under its existing NCIB which will expire on December 31, 2009.  Purchases under the renewed NCIB may commence on January 4, 2010 and be made until December 31, 2010.

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oilsands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 49 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

*****

1900, 300 – 5th Avenue S.W.     Calgary, Alberta, Canada T2P 3C4      (403) 531-5600      Fax: (403) 265-1968